SECUR 04004082 MISSION

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RECEIVED MAR 1 2004 WASH. D.C. 158 SECTION PROCESSING

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1200, Stamford Plaza One, 263 Tresser Blvd,
(No. and Street)

Stamford (City) C.T. (State) 06901. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Schepis (203) 961·0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co. LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas, 17th Floor (Address) N.Y. (City) N.Y. (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

JULIET D. MILLER
A Notary Public
My Commission Expires 9/30/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSUIT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003

PURSUIT PARTNERS LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
Pursuit Partners LLC

We have audited the accompanying statement of financial condition of Pursuit Partners LLC as of December 31, 2003 and the related statements of income and members' equity, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the members, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Partners LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
January 19, 2004

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

PURSUIT PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 5,168,706
Cash, restricted	100,000
Prepaid expenses	20,118
Loan receivable	15,000
Total Current Assets	5,303,824
PROPERTY AND EQUIPMENT - Net - Note 3	47,023
OTHER ASSETS	
Security deposits	62,151
Total Assets	$ 5,412,998

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 45,000
Accrued commissions payable	92,748
Payable to broker-dealers and clearing organizations	150,957
Accrued salaries, bonuses and other expenses	2,984,066
Payroll taxes payable	20,133
Total Current Liabilities	3,292,904
MEMBERS' EQUITY	
Members' equity	2,120,094
Total Liabilities and Members' Equity	$ 5,412,998

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Trading commissions	$ 6,454,048
Less: Clearing costs	(563,924)
Net Revenues	5,890,124
EXPENSES	
Salaries and payroll taxes	1,107,721
Bonus payments to members	2,637,128
Communications and data processing	225,753
Rent	112,291
Professional fees	42,067
Licenses and permits	14,171
Medical insurance	51,059
Auto, travel and entertainment	46,801
Computer services	11,549
General insurance	7,255
Equipment rental	5,207
Telephone	9,726
Utilities	8,388
Professional education	7,205
Office expense	13,575
Postage and delivery	1,381
Printing and reproduction	1,110
Repairs and office maintenance	3,102
Charitable contributions	1,000
Depreciation	8,488
Miscellaneous	8,025
Total Expenses	4,323,002
Net Income from Operations Before Other Income	1,567,122
OTHER INCOME	
Interest income	7,439
Net Income	1,574,561
Members' Equity - Beginning of Year	545,533
Members' Equity - End of Year	$ 2,120,094

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,574,561
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	8,488
Changes in current operating items:	
Decrease in prepaid expenses	10,646
Increase in security deposits	(6,616)
Decrease in accounts payable	(14,521)
Increase in accrued salaries, bonuses and other expenses	2,883,437
Increase in payable to broker-dealers and clearing organizations	150,957
Increase in accrued commissions payable	92,748
Increase in payroll taxes payable	14,857
Decrease in accrued pension contribution	(57,926)
Net Cash Provided by Operating Activities	4,656,631
INVESTING ACTIVITIES	
Purchases of property and equipment	(54,287)
Repayment of loan receivable	5,000
Total Cash Used in Investing Activities	(49,287)
Net Increase in Cash	4,607,344
Cash - Beginning of Year	661,362
Cash - End of Year	$ 5,268,706

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Total	Robert Holmes	Anthony Schepis	Frank Canelas
Members' Equity - Beginning of year	$ 545,533	$ 197,756	$ 197,756	$ 150,021
Net Income	1,574,561	570,778	570,778	433,005
Members' Equity - End of Year	$ 2,120,094	$ 768,534	$ 768,534	$ 583,026

See accompanyting notes to the financial statements.

PURSUIT PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Pursuit Partners, LLC (the "Company") was established as a Limited Liability Company in the State of Delaware on February 7, 2001. The Company is an investment organization engaged in securities trading, and is registered with the National Association of Securities Dealers ("NASD") as an introducing broker-dealer. The Company is also a Registered Investment Advisor in accordance with the rules of the Securities and Exchange Commission. The Company's principal business offices are located in Stamford, Connecticut.

In 2003, the Company's activities were limited to trading securities between institutional clients as an introducing broker-dealer. During the year ended December 31, 2003, the Company did not carry securities accounts for customers or perform custodial functions relating to customers securities. All custodial and clearing functions are performed by another broker-dealer on a fully disclosed basis.

B. Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation.

C. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

F. Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

G. Financial Risks

The Company is subject to credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a counterparty to make payments according to the terms of a contract.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $5,000 or 6 and 2/3% of aggregate indebtedness. At December 31, 2003, the Company's net capital computed in accordance with this rule was $1,975,803 compared to a minimum requirement of $219,637.

3. PROPERTY AND EQUIPMENT

Fixed assets are assigned the useful lives as specified under the current tax law. Management believes the lives under the tax law are substantially similar to the estimated useful lives required by Generally Accepted Accounting Principles ("GAAP").

Depreciation for the year ended December 31, 2003 is $8,488. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment – At Cost

Computer Equipment	$ 39,734
Furnishings	6,714
Leashold Improvements	12,125
	58,573
Less: Accumulated depreciation	(11,550)
Property and Equipment - Net	$47,023

4. LEASE COMMITMENTS

A lease for the Connecticut office space was entered into as of March 13, 2001, renewable for an additional four year period upon the lease termination date of December 31, 2004. A security deposit of $55,535 was paid in relation to the lease. The Company is obligated under a non-cancelable operating lease requiring minimum annual rentals as follows:

For the year ending December 31, 2004	$ 101,816

5. RETIREMENT SAVINGS PLAN

The Company has adopted a simplified employee pension plan. Under the plan, each employee who has completed two years of service is eligible to contribute an amount equal to the lesser of 25% of his/her earnings subject to self employment or $40,000. The contributions are optional. For the year ended December 31, 2003, the Company elected not to make any contributions.

6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2003 amounted to $4,868,706.

7. RESTRICTED CASH

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $100,000 in cash and/or marketable securities in its proprietary account.

8. LITIGATION

The Company has begun the process of disassociation of a member from the Company. Negotitations are ongoing with regard to the purchase of such member's interest by the remaining members. Possible unasserted claims of the member may exist with regard to these negotiations. Management intends to defend itself vigorously, and it is their opinion that the possible outcome of any claim, if asserted, will not have a significant effect on the Company's financial statements.

9. ACCRUED SALARIES, BONUSES AND OTHER EXPENSES

The balance of $2,984,066 includes bonuses for two of the three members of the Company. These bonuses were subsequently paid in early 2004 (see note 8).

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2003 and have issued our report thereon dated January 19, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
January 9, 2004

PURSUIT PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEAR ENDED DECEMBER 31, 2003

CAPITAL	$ 5,412,998
Less: Non-allowable assets	(144,292)
Liabilities	(3,292,904)
Net Capital	1,975,803
Minimum Net Capital Required	(219,637)
Excess Net Capital	$ 1,756,166

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER, 2003

Net capital, as reported in FOCUS report	$ 4,918,823
Decrease in non-allowable assets	768
Increase in accrued expenses	(2,943,788)
Net capital, per audited report	$ 1,975,803

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2003

Differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Pursuit Partners LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2003. These differences are outlined below:

Additional accrued expenses including bonuses to members, salaries and other expenses recorded in the amount of $ 2,943,788.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2003, and have issued our report thereon dated January 19, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Pursuit Partners LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule. 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pursuit Partners LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

New York, New York
January 19, 2004